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                                April 28, 2021

       Mario Todd
       Chief Executive Officer
       Stark Focus Group, Inc.
       Suite 3001, 505 6th Street SW
       Calgary AB T2P 1X5

                                                        Re: Stark Focus Group,
Inc.
                                                            Post Effective
Amendment No. 1 to Registration Statement on Form 1-A
                                                            Filed April 22,
2021
                                                            File No. 333-237100

       Dear Mr. Todd:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment to Form S-1 filed April 22, 2021

       General

   1. We note your revisions in response to our prior comment three. However, certain disclosure in your
prospectus, such as the Plan of Distribution on page 24, continue to say that the selling
shareholders will sell shares at market prices. Please revise throughout your prospectus, as
appropriate, to disclose that the selling shareholders will sell at a fixed price and to name that
price.
 Mario Todd
FirstName
Stark FocusLastNameMario  Todd
             Group, Inc.
Comapany
April       NameStark Focus Group, Inc.
       28, 2021
April 228, 2021 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Charlie Guidry at 202-551-3621 or Erin Jaskot, Legal Branch Chief, at
202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services